Exhibit 4.4

vanvliet	commercial real estate agents & consultants

IN ACCORDANCE WITH ITEM 601 OF REGULATION S-K, CERTAIN IDENTIFIED INFORMATION HAS BEEN OMITTED FROM THE EXHIBIT BECAUSE IT IS BOTH (1) NOT MATERIAL AND (2) THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. [*] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Lease Agreement

Klompenmakerstraat 16a

Ridderkerk

vanvliet	commercial real estate agents & consultants

LEASE AGREEMENT FOR OFFICE SPACE

and other commercial space as defined in Article 7:230a of the Dutch Civil Code

Model established by the Dutch Council for Real Estate (ROZ) on 30-1-2015 and deposited on 17-2-2015 with the Registry of the District Court in The Hague, registered under number 15220 and also published on the website www.roz.nl. Reference to and use of this model is only permitted if the completed, added, and/or deviating text is clearly identifiable as such. Additions and deviations should preferably be included under the chapter ‘Special Provisions’. The ROZ disclaims all liability for any adverse consequences resulting from the use of the model text.

THE UNDERSIGNED

Japhet De Jong Holding B.V.,

legally represented by J. Th. De Jong Holding B.V.,

in this case legally represented by its director Mr. J. Th. de Jong,

having its registered office in Rotterdam, Apoloniastraat 1 (3084 CC),

registered in the trade register under file number 24388481,

VAT number NL815190529B01,

hereinafter referred to as the ‘lessor’,

AND

Leoco Europe B.V.,

represented by Mr. B. Tian,

having its registered office in Ridderkerk, Klompenmakerstraat 16a (2984 BB),

registered in the trade register under file number 65567455,

VAT number PM,

hereinafter referred to as the ‘lessee’,

HAVE AGREED AS FOLLOWS

The leased property, purpose

1.1. The lessor leases to the lessee, and the lessee leases from the lessor, a commercial/office space including 4 parking spaces (hereinafter referred to as the ‘leased property’), located at:

Klompenmakerstraat 16a in Ridderkerk (2984 BB)

Cadastral details: Municipality: Ridderkerk Section: B Number: 2402

The leased property is further specified on the floor plan/drawing attached as an appendix to this lease agreement and initialed by both parties. The condition of the leased property on the delivery date is described in the delivery report, also to be attached and initialed by both parties.

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1.2. The leased property shall be used by or on behalf of the Lessee exclusively as commercial/office space for the purpose of an electrical wholesale business.

1.3. The Lessee is not permitted to assign any other use to the leased property than described in Article 1.2 without the prior written consent of the Lessor.

1.4. The maximum permissible floor load of the leased property is 1,500 kg/m² for the commercial space and 250 kg/m² for the office space.

1.5. Upon entering into this lease agreement, the Lessee has received a copy of the energy label regarding the leased property, as referred to in the Decree on Energy Performance of Buildings.

1.6. If it appears that the surface area mentioned in Article 1.1 is incorrect, the parties agree that any discrepancy with the actual size (whether smaller or larger) will have no effect on the rent.

Conditions

2.1. This lease agreement includes the “GENERAL PROVISIONS FOR LEASE OF OFFICE SPACE and other commercial space within the meaning of Article 7:230a of the Dutch Civil Code”, deposited with the Registry of the District Court of The Hague on 17-2-2015 and registered under number 15/21 (hereinafter referred to as “general provisions”). The parties acknowledge familiarity with the contents of these general provisions. Both the Lessee and the Lessor have received a copy of the general provisions.

2.2. The general provisions referred to in Article 2.1 shall apply except insofar as they are expressly deviated from in this lease agreement or cannot be applied to the leased property.

Duration, Renewal and Termination

3.1. This lease agreement shall commence on 1 May 2016 (hereinafter referred to as the “commencement date”) and shall be entered into for a period of 3 years, ending on 30 April 2019.

3.2. After the period mentioned in Article 3.1 expires, this lease agreement shall, unless terminated by the Lessee or the Lessor in accordance with Articles 3.3 and 3.4, be extended for a subsequent period of 3 years, thus until 30 April 2022. The lease shall then continue for additional subsequent periods of 3 years each.

3.3. Termination of this lease agreement shall occur by notice given by the Lessee to the Lessor or by the Lessor to the Lessee at the end of the current lease period or, in the case of a lease for an indefinite period, at any time, subject to a notice period of 6 months.

3.4. Notice of termination must be given either by bailiff’s writ or by registered letter.

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Rent, VAT, Service Charges, Rent Adjustment, Payment Obligation, Payment Period

4.1. The initial rent for the leased property amounts to, on an annual basis:

- for the first lease year (1 May 2016 – 30 April 2017):

€27,600 excluding service charges and excluding VAT,

- for the second lease year (1 May 2017 – 30 April 2018):

€28,800 excluding service charges and excluding VAT,

- for the third lease year (1 May 2018 – 30 April 2019):

€30,000 excluding service charges and excluding VAT.

- As of 1 May 2019, this latest rent amount will be indexed annually on 1 May in accordance with Article 4.5.

4.2. The parties agree that the Lessor will charge VAT on the rent. If rental subject to VAT is not agreed upon, the Lessee shall owe the Lessor a separate compensation, in addition to the rent, to offset the loss that the Lessor or their successor(s) suffers or will suffer due to the VAT on the Lessor’s investments and operating costs no longer being deductible. Article 19 of the general provisions does not apply in that case.

4.3. The parties declare, with reference to Article 11 paragraph 1, introductory part (b), subpart 5 of the Dutch VAT Act 1968, that they have agreed on VAT-taxed rental. VAT will also be charged on the compensation owed by the Lessee for the goods and services to be provided by or on behalf of the Lessor, as stipulated in Article 5 of the lease agreement and Article 18 of the general provisions.

By signing this lease agreement, the Lessee declares—also for the benefit of the Lessor’s successor(s)—that the leased premises will be used or remain in use for purposes that entitle the Lessee to a full or nearly full right to deduct VAT in accordance with Article 15 of the Dutch VAT Act 1968.

4.4. The Lessee’s financial year runs from 1 January to 31 December.

4.5. The rent will be adjusted annually as of 1 May, starting on 1 May 2019, in accordance with Articles 17.1 through 17.3 of the general provisions.

4.6. The compensation owed by the Lessee for the supply of goods and services to be provided by or on behalf of the Lessor will be determined in accordance with Article 18 of the general provisions. An advance payment system with later settlement, as indicated therein, will be applied to this compensation.

4.7. The Lessee is no longer required to pay VAT on the rent if the leased property may no longer be rented with VAT, even though the parties had agreed otherwise. In such case, the compensations referred to in Article 19.1 of the general provisions shall apply instead, and this compensation shall be determined at a percentage of the current rent to be further specified by the Lessor.

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4.8. The Lessee’s payment obligation consists of the following components:

For each payment period of 1 calendar month, the amounts due at the commencement of the lease are:

- Rent: €2,300.00

- VAT on the rent: €483.00

- Advance payment for service charges: €50.00

- VAT on the service charges advance: €10.50

Total: €2,843.50

In words: two thousand eight hundred forty-three euros and fifty cents, including service charges and including VAT.

4.9. In view of the commencement date, the Lessee’s first payment covers the period from 1 May 2016 to 31 May 2016, and the amount due for this first period is €2,843.50. The Lessee shall pay this amount on or before 1 May 2016.

4.10. The periodic payments to be made by the Lessee to the Lessor under this lease agreement, as specified in Article 4.8, shall be paid in full and in advance in euros, and must be received by the Lessor no later than the first day of the relevant period.

4.11. Unless otherwise stated, all amounts mentioned in this lease agreement and the accompanying general provisions are exclusive of VAT.

Costs for the Supply of Goods and Services

5.1. An advance payment of €50 per month excluding VAT shall be charged by or on behalf of the Lessor for the following goods and services:

- Periodic maintenance of central heating installation;

- Periodic maintenance of the overhead door;

- Periodic maintenance of fire extinguishing equipment;

- Periodic maintenance of green areas;

- Window cleaning of the exterior.

5.2. The Lessor is entitled, after consultation with the Lessee, to modify or discontinue the type and scope of the goods and services listed in Article 5.1.

Security

6.1. Before the commencement date, the Lessee shall:

provide a bank guarantee for / pay a security deposit in the amount of €8,532

(in words: eight thousand five hundred thirty-two euros).

6.2. No interest shall be paid on the security deposit.

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Manager

7.1. Until the Lessor notifies otherwise, the manager shall be:

Van Vliet Bedrijfsmakelaars B.V.

Property Management Department

Contact person: Mr. R. Tetteroo

P.O. Box 111, 2980 AC Ridderkerk

Phone: [*]

Email: beheer@vanvliet.net

In case of emergencies: [*]

7.2. Unless otherwise agreed in writing, the Lessee shall contact the manager regarding the content and all other matters concerning this lease agreement.

7.3. Notice of termination of the lease must also be sent to the Lessor.

Incentives

The parties declare that no incentives have been agreed between the parties other than those stated in this lease agreement.

Asbestos / Environment

9.1. The Lessor is not aware that asbestos has been used in the leased property. The Lessor’s lack of knowledge about the presence of asbestos in the leased property explicitly does not constitute a guarantee that asbestos is absent.

9.2. The Lessor is not aware of any contamination in, on, or around the leased property that, according to applicable legislation at the time of signing this lease agreement, would require remedial measures. The Lessor’s lack of knowledge about contamination in, on, or around the leased property at the time of the lease agreement explicitly does not constitute a guarantee that no contamination is present.

Sustainability / Green Lease

10. The parties recognize the importance of sustainability and agree to support each other in achieving the jointly formulated or to be formulated objectives and to regularly discuss the progress.

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Special Provisions

11. The handover/delivery of the leased property can take place once the owner/lessor has received the bank guarantee or security deposit. The period from delivery up to and including April 30, 2016, can be considered rent-free.

12. Rent payments must be made monthly in advance via automatic transfer or direct debit.

13. The lessor may deduct any rent arrears, including interest and costs, from the bank guarantee or security deposit. In that case, the tenant is obliged to replenish the bank guarantee or security deposit to the original amount within seven calendar days.

14. If the tenant wishes to make modifications to the leased property, the tenant must always obtain prior written consent from the lessor and provide the lessor with access to these (construction) plans.

15. The tenant is solely responsible for obtaining any necessary approvals and/or permits and/or exemptions from governmental authorities or otherwise. The lessor is indemnified against all damages, costs, and liabilities that may arise from this.

16. Advertising may only be conducted in consultation with and after approval by the owner/lessor. The tenant must arrange for obtaining permission from the municipal authorities. The tenant is responsible for any associated costs (such as public space taxes), even if the assessment is in the name of the lessor.

17. The tenant is not permitted to trade or produce narcotics (hard/soft drugs) or provide any opportunity for trading/production or use of these substances within the leased property. It is also strictly forbidden to conduct or allow any indecent activities or prostitution in the leased property. The lessor and/or any persons designated by him/her have the right to enter the leased property to check compliance with the permitted use as described in Article 1.2. The exact date and inspection will be agreed upon with the tenant. If the tenant does not cooperate with these inspections, after a formal notice of default, the tenant will owe a fine of €1,000 per day.

If activities other than those agreed upon take place in the leased property, or if the above-mentioned prohibited activities occur, or if illegal substances, including drugs or raw materials for drug production, are found, this agreement shall be automatically terminated and the rental period ended. In this case, the tenant is obliged to immediately vacate and surrender the leased property. The tenant will have 48 hours to vacate and surrender the leased property. If the tenant fails to do so, they will owe a penalty of €1,000 per day for each day of delay. The provided bank guarantee or security deposit will then also be forfeited to the lessor. Furthermore, the tenant is liable for all damages that the lessor may suffer due to the illegal/incorrect use by the tenant or for fines imposed on the lessor due to the tenant’s illegal/incorrect use of the leased property.

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18. The tenant acknowledges that smoking is not allowed in the leased premises.

Thus drawn up and signed in duplicate

On behalf of the lessor:	On behalf of the tenant:

Mr. J. Th. de Jong	Mr. B. Tian

Location: Rotterdam	Ridderkerk
Date: 22 March 2016	15 March 2016

Attachments:

- Floor plan/drawing of the leased premises;

- Energy label;

- General terms and conditions;

- Sample bank guarantee;

- Extract from the trade register Chamber of Commerce of the lessor;

- Extract from the trade register Chamber of Commerce of the tenant;

- Copy of valid ID of the authorized representative of the lessor;

- Copy of valid ID of the authorized representative of the tenant.

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